Exhibit 99.1

News Release

B2Gold Reaches Agreement in Principle on the Menankoto Permit,
Located Near the Fekola Mine

Vancouver, December 9, 2021 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that it has reached an agreement in principle with the State of Mali in connection with the issuance of the Menankoto exploration permit (the “Menankoto Permit”). The Government of Mali has recently announced that it will grant a new exploration permit covering the same perimeter as the Menankoto Permit to a new Malian subsidiary of B2Gold. In consideration of this issuance of a new permit, B2Gold has undertaken to withdraw the arbitration proceedings that its Malian subsidiary, Menankoto SARL (“Menankoto”), commenced in June 2021 against the Republic of Mali under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States.

Based on the Government of Mali’s recent announcement and related discussions, B2Gold expects that the new Menankoto Permit will be issued to its new Malian subsidiary prior to the end of 2021 in compliance with the procedures and requirements set out under the Malian 2019 Mining Code (previous permit had been issued under the Malian 2012 Mining Code), which provides for an initial term of three years and renewable for 2 additional three year periods. The Company and the State of Mali are both pleased with this outcome and the process to reach this agreement, which was conducted in a fair and transparent manner and restores the Company’s interest in the Menankoto Permit that it believes Menankoto was entitled to under its original extension application.

The operations at the Fekola Mine, which is situated on a separate mining licence 20 kilometres from the Menankoto Permit and is projected to produce 560,000 to 570,000 ounces of gold in 2021, have continued normally and were not impacted by the dispute relating to the Menankoto Permit. In addition, the Fekola Mine has not included the Mineral Resources from the Anaconda area (comprised of the Menankoto Permit and the Bantako North permit) in the current Fekola life of mine plan. The Bantako North permit area (wholly owned with B2Gold’s 10% Malian partner and which permit was recently renewed for an additional 3-year term) contains a significant portion of the Mamba deposit saprolite material and remains open. Preliminary planning by the Company has demonstrated that a pit situated on the Bantako North permit area could provide saprolite material for at least 1.5 to 2 years to feed the Fekola mill commencing in the second half of 2022 subject to obtaining all necessary permits and completion of a final mine plan. This additional feed from the Anaconda area to the Fekola Mine has the potential to provide immediate value to the State of Mali, B2Gold’s 20% partner at the Fekola Mine, and communities near the project, and creating significant long-term benefits for the Government of Mali as well as value generation for the communities located both near the Menankoto deposit, regionally and nationally.

The Malian authorities have also recently reviewed and approved an update to the Environmental and Social Impact Assessment for the Fekola Mine required to include the Cardinal zone, located within 500 metres of the current Fekola resource pit. The Company is in the process of updating the Fekola Mine Plan to include production from Cardinal, which has the potential to add an average of approximately 60,000 ounces per year over the next 6 to 8 years (based on Cardinal's inferred resource only) to Fekola’s annual gold production. Grade control drilling at Cardinal is ongoing to upgrade a portion of the Mineral Resource estimate to the Indicated category for 2022 production budget purposes.

Since the Company commenced its investment in Mali, B2Gold has enjoyed a positive and mutually beneficial relationship with the Government of Mali. Most recently, B2Gold partnered with the Government of Mali to assist the people of Mali facing challenges created by the COVID-19 pandemic, as well as its impact on the mining sector. B2Gold continues to explore additional ways in which it might help the Government deal with the impact of the pandemic.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,015,000 and 1,050,000 ounces in 2021.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President & Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 1,015,000 and 1,050,000 ounces in 2021;and the receipt of the new Menankoto permit by B2Gold’s Malian subsidiary by the end of 2021. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippine and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.